Filed by Ensco plc
Pursuant to Rule 425 of the Securities Act of 1933, as
amended, and
deemed filed pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934, as
amended
Subject Company: Pride International, Inc.
Commission File No: 001-13289

TO:	All Ensco and Pride International Employees

FROM:	Integration Leadership Team

DATE:	April 14, 2011

SUBJECT:	Functional Integration Leaders First Weekly Meeting Held

The Integration Leadership Team (ILT) conducted the first weekly update meeting of the Functional Integration Leaders (FILs) yesterday. Following the kick-off meeting in Houston last week, the FILs were tasked with completing their charters that lay out key objectives, and developing detailed plans to ensure a smooth transition on Day One and beyond. Given our ability to now share more information between Ensco and Pride to facilitate the integration, significant progress is clearly being made that will bring our two companies together as one when the transaction closes. The closing may occur as early as this quarter, subject to final shareholder approvals and the terms of the merger agreement.
Each of the 17 functional groups reported significant accomplishments over the last week, provided a look ahead for planned activities in the upcoming week, and discussed new issues or decisions that need to be addressed. A few of the key accomplishments discussed by the FILs included:
•	Our Marketing groups are beginning to work some bids and tenders jointly on appropriate projects outside of the U.S. and with the knowledge and concurrence of the customer. (Marketing)

•	A gap analysis of Ensco’s and Pride’s Safety Management Systems has been initiated. (SHE)

•	Consolidated cash forecasting process is underway. (Treasury)

•	Codes of Business Conduct from each company are being combined. (Compliance)

•	A relocation vendor to accommodate Dallas to Houston moves was selected. (HR)

•	A review of both company’s HR policies was undertaken and work is being done to consolidate them. (HR)

•	E-Room was set up for information sharing among team members. (Enterprise Applications)

•	It was determined that Technical Training will report into HR in the new company. (Technical Training)

•	A comprehensive project plan was drafted to achieve effective Day One communications that will include a new corporate video, integrated website, marketing brochure, investor presentation, etc. (Investor Relations/Corporate Communications/Branding)

•	A gap analysis of Ensco’s and Pride’s websites has been completed. (Investor Relations/Corporate Communications/Branding)
The ILT also took the opportunity to report that work is continuing on a number of fronts and that some of their priorities include finalizing the management team for the new company, and determining the structure for the business units. Announcements on some of these should be forthcoming in the near term.
The ILT and FILs are looking ahead to next week’s meeting that will serve as a report to the Executive Management Committee on initial observations and 100 Day Priorities of all of the groups, and we will provide an update following that meeting.
Integration Team Leaders
Michael Howe – Team Leader
Lonnie Bane
John Knowlton
Chris Weber
Mike Wiley

Forward-Looking Statements
Statements regarding the consummation of the proposed transaction, as well as any other statements that are not historical facts in this document are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks, uncertainties and assumptions including, but not limited to, actions by regulatory authorities, actions by the respective companies’ security holders, satisfaction of closing conditions and other factors disclosed from time to time in filings with the Securities and Exchange Commission (the “SEC”). As a result of these factors, actual results may differ materially from those indicated or implied by such forward-looking statements. All information in this document is as of today. Except as required by law, both companies disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.
Additional Information
In connection with the proposed merger, Ensco has filed a registration statement including a preliminary joint proxy statement/prospectus of Ensco and Pride with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND PRIDE ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO IT) BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Pride seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Pride with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties may also obtain, without charge, a copy of the definitive joint proxy statement/prospectus (when available) and other relevant documents by directing a request by mail or telephone to either Investor Relations, Ensco plc, 500 N. Akard, Suite 4300, Dallas, Texas 75201, telephone 214-397-3015, or Investor Relations, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-789-1400. Copies of the documents filed by Ensco with the SEC are available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Pride with the SEC are available free of charge on Pride’s website at www.prideinternational.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Ensco and Pride and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco’s proxy statement relating to its 2010 General Meeting of Shareholders and Pride’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on 5 April 2010 and 1 April 2010, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the registration statement, definitive joint proxy statement/prospectus (when available) and other relevant documents regarding the transaction filed by Ensco and Pride with the SEC.